UNITED  STATES
                 SECURITIES  AND  EXCHANGE  COMMISSION
                       WASHINGTON,  D.C.  20549

                                 FORM  12B-25

                           NOTIFICATION  OF  LATE  FILING

(CHECK  ONE):  /X/FORM 10-K / /FORM 20-F / /FORM 11-K / /FORM 10-Q / /FORM N-SAR

FOR  PERIOD  ENDED:  MARCH  31,  2001
                  -------------------

/  /  TRANSITION  REPORT  ON  FORM  10-K
/  /  TRANSITION  REPORT  ON  FORM  20-F
/  /  TRANSITION  REPORT  ON  FORM  11-K
/  /  TRANSITION  REPORT  ON  FORM  10-Q
/  /  TRANSITION  REPORT  ON  FORM  N-SAR
FOR  THE  TRANSITION  PERIOD  ENDED:
                                --------------------

               READ  INSTRUCTION  (ON  BACK  PAGE) BEFORE PREPARING FORM. PLEASE
                                    PRINT  OR  TYPE.
                 NOTHING  ON  THIS  FORM  SHALL  BE  CONSTRUED TO IMPLY THAT THE
                                   COMMISSION  HAS
                       VERIFIED  ANY  INFORMATION  CONTAINED  HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:
--------------------------------------------------------------------------------
PART  1  --  REGISTRANT  INFORMATION

NATIONAL  MANUFACTURING  TECHNOLOGIES,  INC
--------------------------------------------------------------------------------
FULL  NAME  OF  REGISTRANT

--------------------------------------------------------------------------------
FORMER  NAME  OF  APPLICABLE

4040  CALLE  PLATINO
--------------------------------------------------------------------------------
ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICE  (STREET  AND  NUMBER)

OCEANSIDE,  CA  92056
--------------------------------------------------------------------------------
CITY,  STATE  AND  ZIP  CODE


PART  II  --  RULES  12B-25(B)  AND  (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE)

/X/ (A) THE REASONS DEFINED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE.

/ / (B) THE SUBJECT MATTER REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

/ / (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) AS BEEN ATTACHED IF APPLICABLE.


PART  III  --  NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 20-F, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.

THE FORM 10-K FOR THE YEAR ENDED MARCH 31, 2001, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE, AS PREVIOUSLY REPORTED IN A FORM 8-K FILED ON JUNE 18, 2001, NATIONAL MANUFACTURING TECHNOLOGIES, INC. ("NMT" OR THE "COMPANY"), ON JUNE 1, 2001, THE COMPANY SOLD SUBSTANTIALLY ALL OF THE ASSETS OF ITS WHOLLY-OWNED SUBSIDIARY, I-PAC MANUFACTURING, INC.("IPAC"), AND THE ASSETS OF I-PAC'S WHOLLY-OWNED SUBSIDIARY, IPAC PRECISION MACHINING, INC. ("IPMI"), TO ALTON DIVERSIFIED. THE COMPANY HAS NOT COMPLETED ACCOUNTING ENTRIES TO INCORPORATE THIS TRANSACTION INTO ITS YEAR
END FINANCIAL STATEMENTS, OR THE ASSOCIATED AUDIT FOR THE YEAR ENDED MARCH 31, 2001.


PART  IV  --  OTHER  INFORMATION

(1)  NAME  AND  TELEPHONE  NUMBER  OF  PERSON  TO  CONTACT  IN  REGARD  TO  THIS
NOTIFICATION

          PATRICK  W.  MOORE           (760)                941-9422
          ----------------        ----------         ---------------------
             (NAME)               (AREA  CODE)         (TELEPHONE  NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                  /X/  YES   /  /  NO


(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FORM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                  /X/  YES   /  /  NO

   IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

THE COMPANY'S BOOKS AND RECORDS DO NOT REFLECT ALL YEAR-END ADJUSTMENTS ASSOCIATED WITH THE TRANSACTION NOTED ABOVE IN PART III OF THIS FORM. AS THE TRANSACTION INCLUDED THE SALE OF SUBSTANTIALLY ALL OF THE ASSETS OF TWO OPERATING SUBSIDIARIES OF NMT, THE COMPANY EXPECTS THAT THE EARNINGS STATEMENTS FOR THE YEAR ENDED MARCH 31, 2001 AS COMPARED TO THE YEAR ENDED MARCH 31, 2000, WILL SIGNIFICANTLY CHANGE. HOWEVER, DUE TO THE VERY RECENT CLOSING OF THIS TRANSACTION, THE COMPANY IS UNABLE TO MAKE A REASONABLE ESTIMATE OF THE RESULTS.



                            NATIONAL  MANUFACTURING  TECHNOLOGIES,  INC.
                            -----------------------------------------
                          (NAME  OF  REGISTRANT  AS  SPECIFIED  IN  CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

DATE:    JUNE  29,  2001  BY:    /S/PATRICK  W.  MOORE
         ---------------         ----------------------

INSTRUCTION: THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.


ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE  18  U.S.C.  1001).


GENERAL  INSTRUCTIONS

1. THIS FORM IS REQUIRED BY RULE 12B-25 (17 CFR 240.12B-25) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934.

2. ONE SIGNED ORIGINAL AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO MUST BE COMPLETED AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549, IN ACCORDANCE WITH RULE 0-3 OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR FILED WITH THE FORM WILL BE MADE A MATTER OF THE PUBLIC RECORD IN THE COMMISSION FILES.

3. A MANUALLY SIGNED COPY OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED WITH EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE REGISTRANT IS REGISTERED.

4. AMENDMENTS TO THE NOTIFICATIONS MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT RESTATE INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE CLEARLY IDENTIFIED AS AN AMENDED NOTIFICATION.

5. ELECTRONIC FILERS. THIS FORM SHALL NOT BE USED BY ELECTRONIC FILERS UNABLE TO TIMELY FILE A REPORT SOLELY DUE TO ELECTRONIC DIFFICULTIES. FILERS UNABLE TO SUBMIT A REPORT WITHIN THE TIME PERIOD PRESCRIBED DUE TO DIFFICULTIES IN ELECTRONIC FILING SHOULD COMPLY WITH EITHER RULE 201 OR RULE 202 OF REGULATION S-T (232.201 OR 232.202 OF THIS CHAPTER) OR APPLY FOR AN ADJUSTMENT IN FILING DATE PURSUANT TO RULE 13(B) OF REGULATION S-T (232.13(B) OF THIS CHAPTER).